Exhibit 99

Electricity Consumption of Endesa's Regulated Market Increased by 6.7% as of June 2003, above the Domestic Average

    NEW YORK--(BUSINESS WIRE)--July 7, 2003--Endesa (NYSE: ELE):

    -- THE ENERGY DISTRIBUTED BY ENDESA IN THE FIRST SIX MONTHS OF 2003 REACHED 49,322 GWH, AN INCREASE OF 6.7% AGAINST THE
        PREVIOUS YEAR. THIS FIGURE IS HIGHER THAN THE 3.9% INCREASE RESGISTERED IN THE MAINLAND ELECTRICITY MARKET.

    -- ENDESA HAS ACHIEVED SUMMER CONSUMPTION RECORDS DURING LAST MONTH OF JUNE, WITH A TOTAL OF 8,689 GWH DISTRIBUTED THIS MONTH IN ALL ITS DISTRIBUTION MARKETS AND HAS SATISFIED A MAXIMUM HOURLY DEMAND OF 15,702 MW. THESE FIGURES IMPLY AN INCREASE OF 12% AND 6.7%, RESPECTIVELY, WHEN COMPARED TO THE MAXIMUM VALUES REACHED DURING THE SUMMER OF 2002 WITHIN A MONTH PERIOD.

    The consumption of electricity in Endesa's (NYSE: ELE) distribution market in Spain in the six first months of 2003 reached 49,322 GWh, which implies an increase of 6.7% over the same period in the previous year. This figure exceeds the 3.9% increase registered in the mainland electricity market.
    ENDESA's distribution in Spain includes the regions of Aragon, Andalusia, Extremadura (Badajoz), Catalonia and the Canary and Balearic Islands. In total, the company supplied electricity to 10,363,180 clients, as of June 30th, 2003, which represents an increase of 1.09% on the number of existing clients as of December 31st, 2002, and an increase of 2.36%, with respect to the total, as of June 30th, 2002. These clients are distributed in an area of 193,717 square kilometers.
    25,508 million kWh of the total amount of electricity consumed in ENDESA's market in these first six months, were demanded by Low Voltage clients and 23,814 million kWh by High Voltage and Medium Voltage clients.
    By economic sectors, the industrial sector had the highest consumption through June, with a total of 20,416 million kWh, a 41.4% of the total.
    The second sector in volume of consumption was the services sector with a consumption of 15,487 million kWh representing a 31.4% of the total, and in third place stood the domestic sector with 13,416 million kWh, a 27.2% of the total consumption.
    The power contracted by these clients ascended to 63,900 MW as of June 30th 2003, which means an increase of 4.2% in the last 12 months.

    Comsumption records in June

    Endesa has reached summer comsumption records in all of its distribution markets during the month of June with a total of 8,689 GWh distributed and a maximum hourly demand of 15,702 MW. These figures imply an increase of 12% and 6.7%, respectively, when compared to the maximum values reached during the summer of 2002 within a month period.
    During the last weeks, the heat wave registered in Spain has resulted in a significant increase in the use of air conditioning equipments and therefore in a sharp rise in the electricity comsumption, beating the previous records in Endesa's markets of Andalusia, Aragon, Balearic islands and Catalonia.
    Endesa's distribution and transmission network has responded to these significant increases in demand with no relevant incidents.

    CONTACT: Endesa, New York
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200
             http://www.endesa.es